LAW DEPARTMENT

Transamerica Occidental Life
Insurance Company
1150 South Olive Street
Los Angeles, CA 90015

Telephone 213-742-3129
Fax 213-741-6623



May 13, 2008



Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Washington, D.C.  20549


Re: Post-Effective Amendment No. 10 to the Registration Statement on Form N-6 for Separate Account VUL-6 of Transamerica Occidental Life Insurance Company File Nos. 333-71956 and 811-10557
         CIK No.  0001158120
         Accession No. 0001158120-08-000005


Dear Sir/Madam:

On April 30, 2008, the above-referenced Post-Effective Amendment was filed via EDGAR. We hereby request the withdrawal of this filing under Form Type AW pursuant to Rule 477 under the Securities Act of 1933. As a result of inadvertent error, the wrong prospectus was filed with this registration statement and we intend to re-file the registration statement with the correct prospectus.

Please contact Gina Tibbitts at 213-741-6442 with any questions or comments you may have.


Sincerely,

/s/DAVID M. GOLDSTEIN

David M. Goldstein
Senior Vice President